

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

January 3, 2008

Via Facsimile (212.371.5500) and U.S. Mail
John F.F. Watkins, Esq.
Reitler Brown & Rosenblatt LLC
800 Third Avenue, 21st Floor
New York, NY 10022

> **Re: Viatel Holding (Bermuda) Limited**
> **Schedule 13E-3 filed December 19, 2007**
> **005-79534**

Dear Mr. Watkins:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Preliminary Notice of Special General Meeting.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Please tell us what consideration was given as to whether the Investor Group should be named as filing persons on the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at **www.sec.gov**. Additionally, please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment. For example, include a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders of the Corporation and an

analysis of the material factors upon which the filing person relied in reaching such a conclusion.

Preliminary Notice of Special General Meeting

Forward Looking Statements, page 5

2. We note your reference to Section 27Aof the Securities Act of 1933 and Section 21Eof the Securities Exchange Act of 1934. Please note that that these Sections expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Please revise your disclosure to clarify that forward-looking statements made in relation to the going private transaction are not protected under the safe harbor.

3. Additionally, we refer you to your statement that you "undertake no obligation to update any such forward-looking statement." Note that Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer accordingly.

Special Factors
Background of the Share Consolidation, page 14

4. Please revise your disclosure of the alternatives considered by the Special Committee to include a specific explanation as to why you believe the current transaction is more favorable to unaffiliated security holders than the alternatives.

Special Committee of the Board, page 17

5. Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Special Committee is relying on the analyses of Duff & Phelps to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Opinion of Duff & Phelps
Market Approach Analysis, page 22
Selected Company Analysis, page 22
Premiums Analysis, page 24

6. Please disclose the selection criteria for the comparable companies and the comparable transactions and tell us whether any companies or transactions

meeting the respective selection criteria were excluded from such analysis.

Other Matters, page 24

7.   Please quantify the fees paid and to be paid to Duff & Phelps in connection with the going-private transaction. See Item 1015(b)(4) of Regulation M-A.

Reservation of rights…to not recognize multiple accounts…, page 33

8.   Please provide additional information as to how the Company will determine whether multiple accounts were created by a single beneficial owner. Disclose how the Company plans to inform the beneficial owner of its determination and the impact this determination will have on the number of New Common Shares and/ or cash such beneficial owner would be entitled to receive under the Share Consolidation.

Bye-Law Amendments
Electronic Delivery of Documents, page 40

9.   Please explain why the Company would need to amend its Bye-Laws to permit electronic delivery when Bermuda's new legislation now permits this.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

·   the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               Sincerely,

               Adé K. Heyliger
               Special Counsel
               Office of Mergers & Acquisitions